Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CVB Financial Corp.:

We consent to the incorporation by reference in the registration statements (No. 333-151755, 333-150017, 333-150016, and 333-225173) on Form S-8 of CVB Financial Corp. of our reports dated March 2, 2020, with respect to the consolidated balance sheets of CVB Financial Corp. as of December 31, 2019 and 2018, the related consolidated statements of earnings and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10-K of CVB Financial Corp.

/s/ KPMG LLP

Los Angeles, California
March 2, 2020